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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

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     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's notice of Annual General Meeting for the year 2004.





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                            (PETROCHINA COMPANY LOGO)
                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED
     (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)
                               (STOCK CODE: 857)

               NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2004

NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the "Company") for the year 2004 will be held at 9:00 a.m. on 26 May 2005 at Kempinski Hotel, No.50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) to consider, approve and authorise the following matters:

1 To consider and approve the Report of the Board of Directors of the Company for the year 2004;

2 To consider and approve the Report of the Supervisory Committee of the Company for the year 2004;

3 To consider and approve the Audited Financial Statements of the Company for the year 2004;

4 To consider and approve the declaration and payment of a final dividend for the year ended 31 December 2004 in the amount and in the manner recommended by the Board of Directors;

5 To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividend for the year 2005;

6 To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2005 and to authorise the Board of Directors to fix their remuneration;

7 To consider and, if thought fit, to pass the following as special resolution:

     "THAT:

     The following amendments to the existing Articles of Association be and are hereby approved:

     7.1 The following shall be added as the fourth paragraph of Article 35 of the existing Articles of Association:

          "The Company shall make available at its Hong Kong representative office for inspection by the public and the Shareholders free of charge, and for copying by Shareholders at reasonable charges, the following:-

          (1)  a complete duplicate of the register of members;

          (2) a report showing the state of the issued share capital of the Company;

          (3) the latest audited Financial Statements and the Directors', Auditors' and Supervisors' Reports;

          (4)  special resolutions of the Company;

          (5) reports showing the number and nominal value of securities repurchased by the Company since the end of the last financial year, the aggregate amount paid for such securities and the maximum and

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               the minimum prices paid in respect of each class of securities repurchased (with a breakdown between domestic shares and foreign shares);

          (6) a copy of the latest annual examination report filed with the State Administration of Industry and Commerce; and

          (7) for shareholders only, copies of the minutes of shareholders' meetings.";

     7.2 The words "Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" in Article 38 and Article 60 of the existing Articles of Association shall be deleted and be replaced with the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

     7.3 The words "Listing Rules of the Stock Exchange" in Article 38(1) of the existing Articles of Association shall be deleted and be replaced with the words "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")";

     7.4  The following paragraph shall be inserted as the second paragraph of
          Article 66 of the existing Articles of Association:

          "Where any Shareholder, under the Listing Rules, is required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted."

     7.5  The first paragraph of Article 67 of the existing Articles of
          Association: "At any Shareholders' general meeting, a resolution shall be decided by a show of hands unless a poll is demanded by the following persons before or after any vote by a show of hands:" and the second paragraph of Article 67 of the existing Articles of
          Association: "Unless a poll is so demanded, the chairman may declare that a resolution has been passed on a show of hands." shall be amended as follows:

          The first paragraph:

          "At any Shareholders' general meeting, a resolution shall be decided on a show of hands unless voting by way of a poll is required under the Listing Rules or the listing rules of any other stock exchanges on which the shares of the Company are listed or demanded by the following persons before or after any vote by a show of hands:"

          The second paragraph:

          "Unless voting by way of a poll is required under the Listing Rules or the listing rules of any other stock exchanges on which the shares of the Company are listed or so demanded, the chairman may declare that a resolution has been passed on a show of hands.";

     7.6 The second paragraph of Article 89 of the existing Articles of Association which provides: "the written notice in relation to the intention to propose a person for election as a director and of such person's consent to be elected shall be sent to the Company at least 7 days before the date of the general meeting." shall be amended as follows:

          "The period for lodgement of notices in writing to the Company of the intention to propose a person for election as a director and of such person's consent to be elected shall be at least 7 days and which shall commence no earlier than the day after the despatch of the notice of the general meeting convened to consider such election and shall end no later than 7 days prior to the date of such general meetings.";

     7.7  Article 93 of the existing Articles of Association which provides:
          "Meetings of the board of directors shall be held at least twice every year and shall be convened by the Chairman of the board of directors." shall be amended as follows:

          "Meetings of the board of directors shall be held at least four times every year and shall be convened by the Chairman of the board of directors.";

          Further, the phrase "all of the directors should be notified about the meeting ten (10) days beforehand" shall

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          be deleted;

     7.8  Article 94 of the existing Articles of Association which provides:
          "Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service or by registered mail. The time limit for the delivery of such notice shall be at least ten (10) days before the meeting." shall be amended as follows:

          "Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service or by registered mail. The time limit for the delivery of notice of meetings and extraordinary meetings of the board of directors shall be at least fourteen (14) days and ten (10) days respectively before the meeting.";

     7.9 The fourth paragraph of Article 97 of the existing Articles of Association which provides: "A director shall not vote on any matter in which he has a material interest nor shall he be counted in the quorum present at the same board meeting" shall be amended as follows:

          "A director shall not vote on any board resolution in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the same board meeting. The relevant transaction shall be dealt with by way of a board meeting and not by way of circulation of written board resolution. If an independent non-executive director (and whose associates) has no material interests in the transaction, he should be present at such board meeting. In this Article, "associate" has the same meaning as defined in the Listing Rules. If any stock exchange where the shares of the Company are listed sets out more stringent rules in relation to the matters in relation to which any director should abstain from voting, the directors should comply with the more stringent rules";

     7.10 Item (1) under the responsibilities of the Secretary to the Board of Directors as set out in Article 102 of the existing Articles of Association ("to ensure that the Company has complete organisation documents and records") shall be amended as follows: "(1) To organise board meetings and general meetings of the Company, and to ensure that the Company has complete organisation documents and records;";

          A new item (2) shall be added to Article 102 of the existing Articles of Association as follows: "(2) Minutes of the meetings of the board of directors shall be circulated to all directors for their signature and records within 14 days after the board meeting is held and be made available for inspection;", and the other items as set out in Article 102 of the existing Articles of Association shall be renumbered accordingly;

     7.11 A new item (13) shall be inserted at the end of item (12) of Article 121 of the existing Articles of Association: "(13) strictly comply with the relevant laws and regulations and the relevant rules of the stock exchanges on which the shares of the Company are listed in respect of dealings with the securities of the Company.";

     7.12 The following sentence shall be inserted after the last sentence of the second paragraph of Article 148 of the existing Articles of Association ("If any Shareholder has not claimed his dividends 6 years after such dividends had been declared, such Shareholder is deemed to forfeit his right to claim such dividends"): "The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period.";

     The Board of Directors be authorised, as proposed to be approved at the AGM, to make such modifications to the above amendments to the Articles of Association as required by the regulatory bodies.

     The above amendments to the Articles of Association shall take effect upon the approval of the SASAC."

8 To consider and, if thought fit, to pass the following as special resolution:

     "THAT:

     (a) The Board of Directors be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered share capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in subparagraph
          (b) of this Resolution;

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     (b)  The Board of Directors be and is hereby granted, during the Relevant
          Period, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

          (i) such mandate shall not extend beyond the Relevant Period save that the Board of Directors may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

          (ii) the aggregate nominal amount of the domestic shares and overseas listed foreign shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted (whether pursuant to an option or otherwise) by the Board of Directors otherwise than pursuant to (x) a Rights Issue, or (y) any option scheme or similar arrangement adopted by the Company from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20% of each of the aggregate nominal amount of the domestic shares and overseas listed foreign shares of the Company in issue as at the date of this Resolution; and

          (iii) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

     (c)  For the purposes of this Resolution:

          "Relevant Period" means the period from the passing of this Resolution until the earliest of:

               the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

               the expiration of the 12-month period following the passing of this Resolution; or

               the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

          "Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

     (d) Contingent on the Board of Directors resolving to issue shares pursuant to subparagraph (b) of this Resolution, the Board of Directors be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares (including, without limitation, determining the size of the issue, the issue price, the use of proceeds from the issue, the target of the issue and the place and time of the issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreements), and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to registering the increased registered capital of the Company with the relevant authorities in the PRC in accordance with the actual increase of capital as a result of the issuance of shares pursuant to subparagraph
          (b) of this Resolution)";

9    To consider and approve other matters, if any.



                                                      By Order of the Board
                                                            LI HUAIQI
                                                     Secretary to the Board

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                                                                    4 April 2005

NOTES:

1. Important: You should first review the annual report of the Company for the year 2004 before appointing a proxy. The annual report for the year 2004 will include the Report of the Directors for the year 2004, the Report of the Supervisory Committee for the year 2004 and the Audited Financial Statements for the year 2004 for review by the shareholders. The annual report for the year 2004 is expected to be despatched to shareholders on or before 30 April 2005 to the addresses as shown in the register of members of the Company.

2. The register of members of the Company will be closed from Tuesday, 26 April 2005 to Thursday, 26 May 2005 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and State-owned shares whose names appear on the register of members of the Company at 4:00 p.m. on Monday, 25 April 2005 are entitled to attend and vote at the annual general meeting.

     The address of the share registrar of the Company's H shares is:

     Hong Kong Registrars Limited
     Rooms 1712-1716,
     17/F Hopewell Centre,
     183 Queen's Road East,
     Hong Kong

3. Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report for the year 2004, which is expected to be despatched to the Shareholders on or before 30 April 2005.

4. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of State-owned shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong) within the same period.

6. Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Friday, 6 May 2005 by hand, by post or by fax.

7. This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.   The address of the Secretariat of the Board of Directors is as follows:

     Room 1521, World Tower
     16 Andelu, Dongcheng District,
     Beijing, PRC
     Postal code: 100011
     Contact person: Li Huaiqi
     Tel: (8610) 8488 6270
     Fax: (8610) 8488 6260

9. As at the date of this notice, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen; Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng as executive directors;
     Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and
     Mr. Franco Bernabe as independent non-executive directors.

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      PetroChina Company Limited



Dated: April 4, 2005                                  By: /s/ Li Huaiqi
                                                          ----------------------
                                                      Name:  Li Huaiqi
                                                      Title: Company Secretary